Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377
Subject Company: Deer Holding Corp.

DUKE ENERGY-CINERGY MERGER
FREQUENTLY ASKED QUESTIONS (FAQs) FOR CINERGY EMPLOYEES
FOR INTERNAL USE ONLY

        Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren't immediate answers will be captured and answered on iPower.

1.     Why are we doing this deal?

        ANSWER: It's been no secret in our industry that size, scale and scope is the key to growth, if not survival. That fact led to the merger of PSI and CG&E to create Cinergy and our quest for a "transforming transaction" and Duke Energy's efforts to grow and expand its footprint. This deal meets those objectives by creating a top 10 player in terms of total customers and a top two player in domestic generating capacity, total assets and operating revenue. It brings geographic and fuel diversity to the combined generation mix, and national scale and scope to natural gas and electric power platforms.

        This transaction creates North America's largest diversified utility and gas operations company. The combined company, to be named Duke Energy, will have a total market capitalization of approximately $36 billion (as of the companies' stock close on May 6, 2005) and will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada. The combined company will have approximately $27 billion in annual revenues and $1.9 billion in annual net income (combined figures as of Dec. 31, 2004). It will own and/or operate approximately 54,000 megawatts of electric generation domestically and internationally—relying on a diverse fuel mix of nuclear, coal, natural gas and hydroelectric power to meet customers' needs.

        Both companies have similar cultures and a multiple stakeholder focus. Both companies are dedicated to sustainability and environmental leadership, employee and public safety, as well as corporate and social responsibility.

2.     We've always taken a stakeholder approach to business. How will this deal benefit stakeholders? [NOTE: The information in this section (2.a-h) can be used as background talking points with specific stakeholder groups. For that reason, some of the key points are repeated for each stakeholder group. If used with external stakeholders, the information in this section (2.a-h) should only be relayed verbally and NOT e-mailed, faxed or postal mailed.]

ANSWERS:

        a. Investors:    The name of the combined company will be Duke Energy. Under the merger agreement, each common share of Cinergy will be converted into 1.56 shares of Duke Energy. Based on the stock closing prices on May 6, 2005, Cinergy investors will receive a premium of 13.4 percent. Following the merger, Cinergy shareholders will own approximately 24 percent or about 310 million, of Duke Energy pro-forma shares outstanding, and Duke Energy shareholders will own approximately 76 percent of the total 1.3 billion shares. The transaction will be accretive to Duke Energy's ongoing earnings upon closing.

        b. Customers:    The name of the combined company will be Duke Energy. This transaction helps diversify both companies' generation portfolios to serve our customers' growing demand as the combined generation fleet will include natural gas, hydroelectric and nuclear units—in all, 41,000 megawatts of domestic generation. Our retail electric and gas businesses will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada. Our retail electric company will operate more than 25,000 megawatts of generation.

        We will also be maintaining a local presence as headquarters of the operating utilities will remain unchanged by the merger. The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Energy will continue to be headquartered in Charlotte, and Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in Houston. Duke Energy Field Services (DEFS) will remain headquartered in Denver.

        Further, this combination will bolster both companies' superior customer service and reliability. Earlier this year, Cinergy was recognized for call center operational excellence and customer satisfaction under the J.D. Power and Associates Certified Call Center Program. Duke Energy also has an accredited customer service program and has received numerous awards and recognitions to date—according to a J.D. Power 2005 Customer Satisfaction Study, Duke Energy rated fourth nationally in overall customer satisfaction.

        Duke Energy has also received four industry awards in 2004 in recognition of excellence in customer service. A recent national survey of commercial and industrial customers also ranked Duke Power first in overall customer satisfaction. These solid foundations enable the combined company to maintain and grow its numerous customer service channels and face-to-face contacts with our larger commercial and industrial customers.

        The merger is expected to take 12 months. During that interim period, customers can anticipate the same reliable and efficient service they have come to expect from these two low-cost energy and energy services providers.

        c. Employees:    The name of the combined company will be Duke Energy. The size of the combined company gives it more control over its destiny for many years to come. Management understands that you want to know as soon as possible how this merger will affect your future and your pay and benefits. We promise that you will know as soon as that information is available.

        The daily work of the vast majority of employees will not change significantly as the combination is finalized over the next 12 months. However, the unavoidable staff consolidations that accompany any merger have not been finalized. Employee reductions from the consolidation are roughly estimated to be about 5 percent of the combined 29,350-employee workforce or about 1,500 employees. These will be achieved through the combination of attrition, early retirements, severance and other efforts we will make to minimize the impact on employees. Exactly when and where these reductions will occur will be worked out by a joint Duke Energy-Cinergy transition team led by Paul Anderson and Jim Rogers in the weeks and months to come.

        The merger is expected to take 12 months. During this time and as noted above, employees can expect our operations to remain consistent with current practices. In addition, employees can expect timely and ongoing communications regarding the combination of these two great companies.

        Both companies have similar cultures and a multiple stakeholder focus. Both companies are dedicated to sustainability and environmental leadership, employee and public safety, work-life balance, as well as corporate and social responsibility.

        We will also be maintaining a local presence as headquarters of the operating utilities will remain unchanged by the merger. The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Energy will continue to be headquartered in Charlotte as will Duke Power, and Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in Houston. Duke Energy Field Services (DEFS) will remain headquartered in Denver.

        Most importantly, this combination provides the opportunity to be part of a stronger, more diverse workforce and to leverage your operational and technical expertise within a broader sphere of operations. In addition, the integrated operations, assets and customer base of the combined entity will provide us with a robust platform for future growth. During this transition, we should all stay focused on our customers and stakeholders and capturing the opportunities ahead.

        Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren't immediate answers will be captured and answered on iPower.

        d. Policymakers:    The name of the combined company will be Duke Energy. This combination gives us a bigger voice with our local, state and federal lawmakers. It enables us to continue our efforts to achieve collaborative policy and legislative solutions that balance the needs of all of our stakeholders, especially in the environmental arena.

        e. Regulators:    The name of the combined company will be Duke Energy. This transaction creates North America's largest diversified utility and gas operations company, presenting opportunities for optimizing our operations across a larger platform and creating economies of scale, enhancing our ability to supply some of the lowest cost and most reliable electric and gas energy and services in the nation to our customers.

        The transaction allows us to continue our "no surprises" approach and our efforts to have high reliability and customer satisfaction with low customer complaints in all of our operations.

        The combined company is committed to continuing its research and development of commercial cleaner-coal integrated gasification combined-cycle (IGCC) technology, including completing the study of building a new IGCC plant in Indiana.

        We will also be maintaining a local presence as headquarters of the operating utilities will remain unchanged by the merger. The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Energy will continue to be headquartered in Charlotte, as will Duke Power, and Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in Houston. Duke Energy Field Services (DEFS) will remain headquartered in Denver.

        Cinergy and Duke Energy are known for their charitable and civic contributions, and these efforts will be sustained in Ohio, Indiana and Kentucky, as well as in North and South Carolina. Both companies play a large role in economic development in their service territories and the combined company will continue to play such a role in the five states served.

        f. Suppliers:    The name of the combined company will be Duke Energy. Both companies have considerable experience in significantly improving and streamlining their sourcing and supply-chain operations. Combining this experience and best practices and being a bigger entity to deal with suppliers will result in even greater savings and efficiencies.

        g. Partners:    The name of the combined company will be Duke Energy. Existing agreements with our partners in various venture and consulting arrangements, such as our partnership with GE and Bechtel in the IGCC generating station feasibility study for Indiana, remain in place, as does our joint venture with Current Communications in our broadband over power line (BPL) venture. However, as the combination is finalized over the coming months, our partnerships will be evaluated to find further savings and efficiencies.

        h. Communities:    The name of the combined company will be Duke Energy. In such a transaction, reinforcing the importance of a local presence with local "go to" people for our communities and customers is vital, and we've made that a continuing priority in this combination. Additionally, both Duke Energy and Cinergy's philanthropic, economic development, volunteer and sponsorship commitments to our communities will continue.

        We will also be maintaining a local presence as headquarters of the operating utilities will remain unchanged by the merger. The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Energy will continue to be headquartered in Charlotte, as will Duke Power, and Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in Houston. Duke Energy Field Services (DEFS) will remain headquartered in Denver.

        Duke Energy and Cinergy share a common dedication and commitment to the communities we serve. Cinergy has been named to the top 10 companies for economic development by Site Selection magazine for the last six consecutive years. Cinergy Foundation gave back $6.5 million to its communities in 2004 and Cinergy's commitment to the Cincinnati Convention Center will continue. Duke Energy's consolidated giving topped $27 million. During Duke Energy's 2004 Global Service Event, Duke Energy employees and retirees tackled 523 service projects in North America and South America with an estimated 9,000 volunteers lending a hand to people and organizations during the company's 100 days of volunteerism.

        Duke Energy has responded with hurricane disaster relief in the southeast region of the United States, and recently launched a companywide response to the tsunami in South Asia. In 2004, the company's philanthropy and volunteer service were honored by such diverse groups as the Red Cross, Audubon International and Coastal America. The company was also honored by the Corporate Angels Network for providing unused seats on corporate aircraft to people who need special transportation for medical treatment. A recent speech on corporate and social responsibility by Duke Energy Chairman and CEO Paul Anderson, can be found at this link: http://www.duke-energy.com/news/viewpoint/050407.asp

        This merger provides a major opportunity to continue and confirm our commitment to the communities we serve and it is a major key message in all of our communications.

3.     In the May 9, 2005, announcement and news conference, it was stated that an estimated 1,500 jobs or 5 percent of the combined 29,350-employee workforce would be reduced in the final consolidation. Where will those reductions occur and when and is the majority of positions being reduced in Cinergy or Duke Energy?

        ANSWER: See 2.c. above. The figure stated is an estimate. Specific plans continue to be developed between our two companies, and every effort will be made to communicate this information to affected employees in both companies as soon as it is available. Separation and relocation provisions will be considered, developed and fully communicated to those affected when the consolidation plan is finalized by the transition team over the next several months.

4.     Is there a new company name?

        ANSWER: The name of the combined company will be Duke Energy. For now, the Cinergy utility companies, PSI Energy and CG&E, and the Cinergy Hub (energy trading) will retain their name and brand. How and when the Cinergy brand will be used in the future will be determined during the transition.

5.     Where is the corporate headquarters?

        ANSWER: The combined company's corporate headquarters is at Duke Energy's corporate offices in Charlotte, North Carolina. The headquarters of the operating utilities remain unchanged. The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Power will continue to be headquartered in Charlotte.

6.     What approvals are needed, how long will it take to close the deal?

        ANSWER: The merger is conditioned upon, among other things, the approval by shareholders of both companies, and a number of regulatory approvals or reviews by federal and state energy authorities, including the North Carolina Public Utilities Commission, Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (for assurance of continuing financial qualifications and operational standards), the Securities and Exchange Commission (SEC), and the Department of Justice.

        The companies intend to register the new company as a holding company with the SEC under the Public Utility Holding Company Act. The companies anticipate making required regulatory filings by July 1, 2005, with necessary approvals obtained within 12 months. The company will work to secure necessary government approvals consistent with FERC's Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act. The companies intend to seek shareholder approval before the end of 2005.

        During that interim period, customers can anticipate the same reliable and efficient service they have come to expect from these two low-cost energy and energy services providers. Employees can also expect our operations to remain consistent with current practice. In addition, employees can expect timely and ongoing communications regarding the combination of these two great companies.

7.     When will the transition team be named, who will be on it and what is the scope of the team's work?

        ANSWER: A transition team will be named over the next several weeks and will be led by Paul Anderson, Chairman and CEO of Duke, and Jim Rogers, Chairman, President and CEO of Cinergy. The team's objectives will include seamless integration of systems and processes to achieve our merger savings targets.

8.     What happens to retirement and pension plans, health care and other benefits?

        ANSWER: As many of you may know from the CG&E and PSI merger, benefit plans were integrated over a period of time after the merger and a common set of benefits was implemented for Cinergy. We can expect a similar process, and where appropriate, expect that benefit plans will be integrated over a period of time. The merger agreement provides that the aggregate of our benefit plans will not be reduced the first year after the merger is accomplished.

9.     What impact does this have on our unions?

        ANSWER: Any issues will be covered by bargaining unit agreements.

10.   What impact does this have on Cinergy's IGCC and BPL projects, and other joint ventures?

        ANSWER: Our IGCC and BPL projects will continue development. These and other joint-venture development will continue to be evaluated against expected returns and performance metrics, and will be managed based on how well those objectives are met.

11.   What impact does this have on Cinergy's CIN-10, IT Sundance and F&A initiatives? Are we still committed to the CIN-10 savings and corresponding earnings targets this year and next?

        ANSWER: These initiatives will continue, and where it makes sense to do so, will be incorporated into our merger integration efforts. Our commitment to achieve CIN-10 savings and our earnings targets remains.

12.   Is Cinergy's "no layoff policy" being maintained? If not, why and when will staff reductions be communicated to employees and how, and which areas will be affected?

        ANSWER: We believe that staff reductions will be about 5 percent of the combined 29,350-employee workforce and that they will be achieved through the combination of attrition, early retirements, severance and other efforts we will make to minimize the impact on employees.

13.   Can we contact our counterparts at the other company? If not, when? And if the employees at the other company contact us, what do we do?

        ANSWER: Any issues that may require contacting the other company or if you are contacted by the other company, should be immediately referred to the transition team. Information contacts between companies is why the transition team is being established.

14.   Which Cinergy and Duke Energy senior executives will be running the combined company and when will the transition take place?

        ANSWER: Upon completion of the merger, Duke Chairman Paul Anderson will be Chairman of the combined company, and Jim Rogers will be President and CEO. Fred Fowler of Duke Energy will be president and chief executive officer of gas operations reporting to Jim Rogers on operations and Paul Anderson on strategy, pending completion of a strategic review of the portfolio. Other executive positions will be determined during the course of merger integration.

15.   What are the savings generated by this combination?

        ANSWER: Savings and efficiencies will ramp up over the first three years post-merger as merger integration is completed to a steady state of $400 million per year by year three.

16.   Does the recent ruling by an SEC judge about the 2000 AEP-CSW (Ohio-Texas) merger not being valid because the two companies were not contiguous to each other have any impact or bearing on this transaction?

        ANSWER: No, that ruling was specific to the AEP-CSW merger. The Cinergy and Duke Energy systems are interconnected through PJM.

17.   Where can I get more information and/or, who can I talk to about this?

        ANSWER: Your manager or supervisor is a good place to start. Additionally, questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren't immediate answers will be captured and answered on iPower.

18.   What impact does this have on Cinergy and Duke Energy's environmental footprint and emissions, respectively?

        ANSWER: It presents an opportunity for us to diversify our generation fuel mix to include significant hydro, nuclear and natural gas resources, and to optimize our generation to reduce emissions and minimize our environmental footprint.

19.   What happens if the deal doesn't close in 12 months?

        ANSWER: We're confident that it will.

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren't immediate answers will be captured and answered on iPower.

Forward-Looking Statement

        This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

        Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.